Exhibit 99.1

SUZANO S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

MATERIAL FACT

São Paulo, December 1, 2022 – Suzano S.A. ("Company" or “Suzano”) (B3: SUZB3/NYSE: SUZ), in compliance with the provisions of Instruction No. 44, dated as of August 23, 2021 and the CVM Instruction No. 480, dated as of December 7, 2009 (“CVM Instruction No. 480/09”), as amended, hereby announces to its shareholders, investors and the market the following:

(i) The Company maintains its Capex estimate for fiscal year 2022, in the amount of R$16.1 billion, as disclosed in the Material Fact notice of July 27, 2022.

(ii) The Board of Directors Meeting held on this date, approved the Capex estimate for fiscal year 2023 in the total amount of R$18.5 billion, as detailed below.

CAPEX (R$ billion)	2022	2023
Maintenance	5.5	6.4
Expansion, Modernization, Port Terminals and Other	0.7	0.8
Land and Forests	2.6	2.4
Subtotal	8.8	9.6
Cerrado Project	7.3	8.9
Total	16.1	18.5

The increase compared to 2022 is largely due to greater investment in the Cerrado Project, considering industrial investments, forestry, infrastructure and logistics.

Regarding the investment in maintenance capex for 2023, the increased expenditure year-on-year is related to: (i) the effect of inflation mainly on forestry investments (wood purchase, silviculture and land leasing); and (ii) higher intensity of projects and services in industrial plants, due to the greater number of scheduled maintenance downtimes.

With regard to investments in Expansion and Modernization, the highest expenditure in 2023 refers mainly to the continuity of projects already started in previous periods, specially the Energy Master Plan in Jacareí mill.

In turn, the Land and Forests line includes the second installment related to the acquisition of Parkia, completed in June 2022. In addition, it includes investments aimed at greater competitiveness and/or optionality for the Company's growth in the long term.

These estimates will be included in section 11 of the Company's Reference Form and published on the websites of CVM (http://www.cvm.gov.br/) and the Company (http://ri.suzano.com.br) within the legal deadline.

By disclosing the information contained in this Material Fact notice, the Company reiterates its commitment to transparency towards its shareholders, investors and the market and will keep them adequately informed of any subsequent decision that results in a significant change in the Capex estimated for the year.

The Capex estimates shown here merely reflect the current estimates or expectations of the Company's management, are subject to risks and uncertainties, and in no way constitute a promise of performance. These Capex estimates represent forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms “anticipate”, “believe”, “expect”, “foresee”, “intend”, “plan”, “project”, “aim”, “should” and other similar terms are intended to identify these forecasts, which, involve risks or uncertainties foreseen or not by the Company. Information about business prospects, projections and financial targets merely represents forecasts based on the management's current expectations regarding the future of the Company and its subsidiaries. These expectations depend on market conditions, as well as the economic scenario in Brazil and the countries in which the Company operates and the sectors in which it operates. Any change in the perception or the factors described above may cause actual results to differ from the estimates presented here.

São Paulo, December 01, 2022.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer